Exhibit 99

NEWS RELEASE

SHAW DECLARES MONTHLY DIVIDENDS

Calgary, Alberta (April 9, 2020) – Shaw Communications Inc. (“Shaw”) announced today that its Board of Directors has declared monthly dividends of $0.09875 on the Class B Non-Voting Participating Shares and $0.098542 on the Class A Participating Shares, payable on each of June 29, 2020, July 30, 2020 and August 28, 2020 to holders of record at the close of business on June 15, 2020, July 15, 2020 and August 14, 2020, respectively.

The foregoing dividends are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

Shaw’s Board of Directors reviews the applicable dividend rates on a quarterly basis. Shareholders will not be entitled to receive a particular dividend unless they are holders of record on the applicable record date. There is no entitlement to any dividend prior to such date.

About Shaw Communications Inc.

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX - SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca